                             SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549
                                   ----------------------
                                      SCHEDULE 13E-3/A
                                      FINAL AMENDMENT

                              RULE 13E-3 TRANSACTION STATEMENT
             (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  THE QUIZNO'S CORPORATION
                                    (NAME OF THE ISSUER)

                                  THE QUIZNO'S CORPORATION
                                       FIRENZE CORP.
                                     RICHARD E. SCHADEN
                                     RICHARD F. SCHADEN
                           (NAME OF THE PERSONS FILING STATEMENT)

                          COMMON STOCK, $.001 PAR VALUE PER SHARE
                               (TITLE OF CLASS OF SECURITIES)

                                        749058 10 3
                           (CUSIP NUMBER OF CLASS OF SECURITIES)
                                   ----------------------
                                  PATRICK E. MEYERS, ESQ.
                             VICE PRESIDENT AND GENERAL COUNSEL
                                  THE QUIZNO'S CORPORATION
                                    1415 LARIMER STREET
                                   DENVER, COLORADO 80202
                                       (720) 359-3300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)
                                   ----------------------
                                         COPIES TO:
                                    DAVID C. ROOS, ESQ.
                         MOYE GILES O'KEEFE VERMIERE & GORRELL, LLP
                            1225 SEVENTEENTH STREET, SUITE 2900
                                   DENVER, COLORADO 80202
                                       (303) 292-2900

This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities
Exchange Act of 1934.

[ ] (b) The filing of a registration statement under the Securities Act of 1933.

[ ] (c) A tender offer.
[ ] (d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                           CALCULATION OF FILING FEE:

                       TRANSACTION VALUATION* $20,137,035

                        AMOUNT OF FILING FEE** $4,027.41

*For purposes of calculating the fee only. The amount assumes the conversion of 2,337,439 shares of Common Stock of The Quizno's Corporation, in the proposed merger, at $8.50 per share, and options to purchase 155,378 shares of Common Stock with an average net equity value of $ 1.73 per share.

**The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities
Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be converted in the merger.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,027.41         Filing Party: The Quizno's Corporation

Form or Registration No.:  Schedule 14A, Preliminary proxy statement  Date Filed: July 5,
2001
                                  ------------------------

Pursuant to Rule 13e-3(d)(3) promulgated by the Commission under the Securities Exchange
Act of 1934, as amended, the results of the 13e-3 Transaction were as follows:
1.    At a meeting of the shareholders of the Issuer held on December 21, 2001, at which a quorum was present, the 13e-3 Transaction was approved by the vote of the requisite majority of shares;
2.    On December 21, 2001, the Articles of Merger effecting the 13e-3 Transaction were filed with the Colorado Secretary of State resulting in the Issuer having six remaining shareholders and the other shareholders before the 13e-3 Transaction was effected receiving $8.50 per share, unless they exercised their dissenters' rights under the Colorado Business Corporation Act, in which case they have the rights to a cash payment as set forth in such Act;
3.    On December 21, 2001, a Form 15 was filed with the Commission by the Issuer terminating the registration of the Issuer's common stock under the Securities
      Exchange Act of 1934, as amended, and The Nasdaq Stock Market, Inc. delisted the trading of the Issuer's common stock from the Nasdaq SmallCap Market.

                                  ------------------------

                                         SIGNATURES

           AFTER DUE INQUIRY AND TO THE BEST OF ITS OR HIS KNOWLEDGE AND BELIEF, EACH OF
THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE,
COMPLETE AND CORRECT.

Dated: January 3, 2002

         THE QUIZNO'S CORPORATION                   FIRENZE CORP.

         By: /s/Patrick E. Meyers                   By: /s/Richard E. Schaden
                Patrick E. Meyers                          Richard E. Schaden
                Vice President and General Counsel         President

             /s/Richard F. Schaden                      /s/Richard E. Schaden
                Richard F. Schaden                         Richard E. Schaden
                Individually                               Individually